UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

147154108

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,438,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,438,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,438,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.0%1
14.	Type of Reporting Person (See Instructions) PN

1	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,250
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%2
14.	Type of Reporting Person (See Instructions) PN

2	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,438,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,438,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,438,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.0%3
14.	Type of Reporting Person (See Instructions) PN

3	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.0%4
14.	Type of Reporting Person (See Instructions) OO

4	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Capital II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,661
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,661
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,661
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%5
14.	Type of Reporting Person (See Instructions) OO

5	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. Lightyear Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,661
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,661
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,661
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%6
14.	Type of Reporting Person (See Instructions) OO

6	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.0%7
14.	Type of Reporting Person (See Instructions) OO

7	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

CUSIP NO. 147154108

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,496,411
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,496,411
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,496,411
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.1%8
14.	Type of Reporting Person (See Instructions) IN

8	Based on 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016.

This Amendment No. 3 supplements and amends the Statement on Schedule 13D filed on February 4, 2011 (the “Original Schedule 13D,” as amended by Amendment No. 1 filed on October 25, 2013 and Amendment No. 2 filed on January 14, 2014, as amended, the “Schedule 13D”) and is being filed by (1) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), (2) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”), (3) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”), (4) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”), (5) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”), (6) Mr. Mark F. Vassallo, an individual, (7) Lightyear Capital II, LLC, a Delaware limited liability company (“Lightyear Capital II”), and (8) Lightyear Capital LLC, a Delaware limited liability company (“Lightyear Capital”) (collectively, the “Reporting Persons”), relating to the Common Stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 5 hereof is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs at the end thereof:

Merger Agreement

On November 17, 2016, the Company entered into an Agreement and Plan of Merger (the “FIBK Merger Agreement”) with First Interstate BancSystem, Inc. (“FIBK”). Subject to the terms and conditions of the FIBK Merger Agreement, the Company will merge with and into FIBK (the “FIBK Merger”), with FIBK being the surviving corporation. Immediately following the consummation of the FIBK Merger, Bank of the Cascades, a wholly owned subsidiary of the Company, will merge with and into First Interstate Bank, a wholly owned subsidiary of FIBK, with First Interstate Bank being the surviving bank. Under the FIBK Merger Agreement, at the effective time of the FIBK Merger, each outstanding share of the Company’s common stock (except for the Cancelled Shares (as defined in the FIBK Merger Agreement)) will be converted into the right to receive (i) 0.14864 shares of FIBK’s Class A common stock and (ii) $1.91 in cash, without interest, with any fractional shares paid in cash. Completion of the FIBK Merger is subject to certain conditions, including, among others, the approval of the FIBK Merger Agreement by the Company’s stockholders.

Voting Agreement

On November 17, 2016, Lightyear Fund II, Co-Invest and Lightyear Capital (the “Investors”) entered into a voting agreement, (the “FIBK Voting Agreement”), pursuant to which the Investors agreed, solely in their capacity as stockholders of the Company and not in any other capacity, to among other things, (i) to vote their shares of Common Stock in favor of the approval of the FIBK Merger Agreement and the transactions contemplated thereby and (ii) without the prior written consent of FIBK, not to transfer any of their shares of Common Stock prior to the FIBK Merger except for certain limited purposes described in the FIBK Voting Agreement.

In addition, the Investors agreed, pursuant to the FIBK Voting Agreement, not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth in the FIBK Voting Agreement. The FIBK Voting Agreement will terminate automatically under the circumstances set forth in the FIBK Voting Agreement, including in the event that the FIBK Merger Agreement is terminated for any reason in accordance with its terms.

The foregoing summaries of the FIBK Merger Agreement and FIBK Voting Agreement do not purport to be complete and are subject to, and qualified in their entirety by, reference to such agreements, which are filed as Exhibits 14 and 15 hereto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) Lightyear Fund II and Lightyear Fund II GP may be deemed to be the beneficial owners of 11,438,500 shares of Common Stock and Co-Invest may be deemed to be the beneficial owner of 30,250 shares of Common Stock. Lightyear Fund II GP Holdings and LY Holdings may be deemed to be the beneficial owners of 11,468,750 shares of Common Stock owned by Lightyear Fund II and Co-Invest. As a result of grants of restricted shares to Lightyear Capital II on May 9, 2011, May 9, 2012, May 28, 2013, June 11, 2014, June 10, 2015 and May 26, 2016 in respect of director compensation to Mr. Chris Casciato, Lightyear Capital II and Lightyear Capital may be deemed to be the beneficial owners of 27,661 shares of Common Stock. Mr. Vassallo may be deemed to be the beneficial owner of 11,496,411 shares of Common Stock owned by Lightyear Fund II, Co-Invest and Lightyear Capital II. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement. Based upon 76,262,497 shares of Common Stock of the Company outstanding as of November 2, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2016: (1) the shares of Common Stock owned by Lightyear Fund II represent approximately 15.0% of the issued and outstanding shares of Common Stock, (2) the shares of Common Stock owned by Co-Invest represent less than 0.1% of the issued and outstanding shares of Common Stock, (3) the shares of Common Stock owned by Lightyear Capital II represent less than 0.1% of the issued and outstanding shares of Common Stock and (4) the shares of Common Stock owned in the aggregate by the Reporting Persons represent approximately 15.1% of the issued and outstanding shares of Common Stock. This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) Lightyear Fund II GP could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II. Each of Lightyear Fund II GP Holdings, LY Holdings and Mr. Vassallo could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II and Co-Invest. Each of Lightyear Capital and Mr. Vassallo could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Capital II.

(c) None of the Reporting Persons has effected any transaction in any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the information contained in Item 4 of this Amendment No. 3 immediately before the final paragraph of Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibits:

14.	Agreement and Plan of Merger by and between First Interstate BancSystem, Inc. and Cascade Bancorp, dated as of November 17, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 17, 2016).

15.	Form of Voting Agreement, dated as of November 17, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 17, 2016).

16.	Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P., its general partner

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CAPITAL II, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CAPITAL LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Managing Director & Chief Financial Officer

MARK F. VASSALLO, an individual

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Attorney-in-Fact

Dated: December 22, 2016

EXHIBIT LIST TO AMENDMENT NO. 3

14.	Agreement and Plan of Merger by and between First Interstate BancSystem, Inc. and Cascade Bancorp, dated as of November 17, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 17, 2016).

15.	Form of Voting Agreement, dated as of November 17, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 17, 2016).

16.	Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.